October 9, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:	LeMaitre Vascular, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 001-33092

Ladies and Gentlemen:

On behalf of LeMaitre Vascular, Inc., this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2012 with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Report”), filed on March 27, 2012. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

- Liquidity and Capital Resources, page 54

1.	We note your disclosures on page F-25 that you have undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and cash equivalent amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 34-48960, and Financial Reporting Codification Section 501.03.a.

In response to the Staff’s comment, we respectfully provide the following supplemental information. We held $20.1 million in cash or highly liquid investments with maturities of less than 90 days at December 31, 2011 of which $1.3 million was held outside the United States. In addition, as we disclosed in the Report, we generated approximately $3.7 million of operating profit, cashflow from operating activities of approximately $3.2 million and held no debt during the fiscal year end December 31, 2011. Each of our foreign subsidiaries owes the U.S. parent company trade payables and inter-company notes payable in excess of their current cash position; therefore, all cash held outside the United States could be repatriated without penalty as of December 31, 2011 and June 30, 2012. Accordingly, we do not believe that the amount of cash, cash equivalents and investments held outside of the United States is significant to an understanding of our liquidity. However, we will include disclosure similar to the following in future quarterly and annual periodic reports, “All of our cash held outside of the United States is available for corporate use”. If the amounts held outside of the United States become significant to an understanding of our liquidity we modify this disclosure, as appropriate, in future filings.

Note 3. Inventory, page F-20

2.	We note your disclosure on page 47 that you have consigned inventory maintained at hospitals or with distributors. Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

We respectively advise the Staff that we did evaluate whether we should disclose our levels of consignment inventory, but concluded the amounts held were not material to an understanding of our inventory composition. We held approximately $0.4 million of consignment inventory as of December 31, 2011 which represented 6% of our total inventory and 1% of our total assets. However, in future quarterly filings on Form 10-Q, we do intend to include a disclosure similar to the following in the footnote entitled, “Inventory”—

“We held inventory on consignment of $0.4 million as of June 30, 2012 and December 31, 2011, respectively.”

In regards to Question 2 of SAB Topic 13(A)(2), we respectively advise the Staff that we do currently disclose our revenue recognition policy on page F-10 as follows, “We do not recognize revenue on consigned sales until the customer notifies us that the products have been used.” We believe this disclosure is sufficient in relation to revenue recognition on our consignment inventory.

Note 8. Commitments and Contingencies, page F-22

3.	We note your disclosures on page F-23 and within your June 30, 2012 Form 10-Q related to the recalls of your AlboGraft Vascular Graft. Please explain to us in more detail how you determined the amount to accrue for this contingency as of December 31, 2011 and June 30, 2012. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

In response to the Staff’s comment, we respectfully provide the following supplemental information. In regards to our AlboGraft Vascular Graft, we recorded inventory valuation reserves based upon two factors. First, we disclosed the following on page F-23 of our Annual Report, “As a result of the recalled lots, we recognized $0.2 million of inventory write-offs which we recorded to cost of sales during the year ended December 31, 2011”. This reserve related to two specifically identified lots which were deemed unsalable. The direct impact of the recall was isolated to two specific production lots, for which the reserve amount was based upon actual inventory part numbers, their carrying value (standard costs), and quantity impacted by the recall. Second, we recorded valuation reserves based upon estimated reductions in future product sales, as compared to our then current inventory amounts. We review and adjust, as necessary, the estimated product demand based upon actual sales data as well as known events or trends (e.g. we estimated the probable market loss as a result of prohibition notices). This reserve was recorded as a reduction to the inventory carrying value and a charge to cost of sales. Additionally, we concluded there were no material contingencies as defined by 450-20 of the FASB Accounting Standards Codification (e.g. product liability, settlements, fines, pending litigation, etc.) that would be required to be recorded and disclosed as of December 31, 2011 and June 30, 2012, respectively.

Note 13. Segment and Enterprise-wide Disclosures, page F-30

4.	We note that you derive revenues from foreign countries. Please revise your future filings to disclose the name of the country and the amount of revenue from that foreign country if any revenue derived from that particular foreign country is material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

In response to the Staff’s comment, we respectfully provide the following supplemental information. We attribute revenues from geographies on a per subsidiary basis which is the means by which we produce our general-purpose financial statements. Additionally, we disclose in our Annual Report on page F-30 how we attribute country sales within each subsidiary as follows—

Most of our revenues were generated in the United States, Europe, and Japan, and substantially all of our assets are located in the United States. We analyze our sales using a number of approaches, including sales by legal entity. Our German subsidiary (LeMaitre Vascular GmbH) records all sales in Europe excluding direct sales in France (LeMaitre Vascular SAS); Italy (LeMaitre Vascular S.r.l.); and Spain (LeMaitre Vascular Spain SL) beginning July 1, 2011, and to distributors worldwide, excluding distributor sales in North, South and Central America (LeMaitre Vascular, Inc.), France (LeMaitre Vascular SAS), Portugal (LeMaitre Vascular Spain SL), and Korea and Taiwan (LeMaitre Vascular GK). Net sales to unaffiliated customers by legal entity were as follows:

	Years ended December 31,
	2011	2010	2009
	(in thousands)
LeMaitre Vascular, Inc.	$36,958	$34,575	$29,420
LeMaitre Vascular GmbH	13,845	15,382	15,802
Other	6,882	6,103	5,686

Net sales	$57,685	$56,060	$50,908

We believe that this disclosure is in compliance with 280-10-50-41(a) of FASB Accounting Standards Codification based upon how revenues are attributed to counties. In addition, we believe the current disclosure provides clear insight to our business as no country other than the United States (reported in LeMaitre Vascular, Inc.) and Germany (reported in LeMaitre Vascular GmbH) represent more than 4% of our 2011 revenues. If an individual country or subsidiary revenues become significant to an understanding of our sales we will disclose such amounts in future filings.

We further acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (781) 425-1691 with any questions regarding the above.

Sincerely, LeMaitre Vascular Inc. By: Joseph P. Pellegrino, Jr.

/s/ JOSEPH P. PELLEGRINO, JR.
Joseph P. Pellegrino Jr. Chief Financial Officer